SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2015
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file
annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the
information contained in this Form is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the
registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 07, 2015

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Public meeting with analysts and investors – APIMEC

December 7, 2015

GOL
Linhas aéreas inteligentes

Opening

December 7, 2015

Constantino de Oliveira Junior
Chairman

Smiles' history

Smiles GOL Linhas aéreas inteligentes

1994
VARIG launches SMILES

2007
VARIG's assets are purchased by GOL

2009
Co-branded credit card Bradesco & Banco do Brasil

2011
DELTA

2012
QATAR
Business unit viability study

Apr/2013
IPO

2013
- Reactivate your miles
- Smiles Club
- Transfer your miles
- Netpoints minority stake

2014
AIR FRANCE KLM
- DPSP partnership
- New Smiles Portal
- Mobile website
- Partnership Netpoints-Smiles
- Capital Reduction

Aerolineas Argentinas
- CIELO Partnership signed

AEROMEXICO
- Localiza

ETIHAD

TAP

Alitalia
- 365 reasons campaign

2015
KOREAN AIR

CopaAirlines
- Le-Club/Accor Hotels Partnership
- New Smiles Club plans
- Connexions partnership
- Boarding fees with miles
- Royal Caribbean partnership

AIR CANADA

Solid governance

GOL

- ☑ - Listed under level 2 at BOVESPA
- ☑ - ADR level 2 at NYSE
- ☑ **Statutory Audit Committee and Personnel Management and Corporate Governance Committee;**
  Financial Policy Committee and Risk Committee.

Smiles

- ☑ - Listed under **NOVO MERCADO at** BOVESPA
- ☑ **Independent Committee structure to evaluate third party transactions**
  60% of committee members are independent
  60% of the members also participate in the Board of Directors
- ☑ **Related party transactions reviewed by Independent Committee**

Shareholders



Gol Linhas Aéreas Inteligentes S.A
SMLE3 NOVO MERCADO BM&FBOVESPA
Free Float
54.1%
45.9%
Smiles
Paid in capital: R$ 146.2 million
123,070,277 common stocks SMLE3 ON

Relationship between Smiles & GOL

Smiles GOL
Linhas aéreas inteligentes



Smiles buys tickets + services
Sells miles + services
Smiles
GOL
Linhas aéreas inteligentes

Operating agreement

Defines transition rules of loyalty program from GOL to Smiles and managing fee charged by Smiles

20 year agreement (as of Dec 2012)

Ticket purchase and sale of miles agreement

Sets objective and balanced rules for transfer prices of tickets and miles between GOL and Smiles

20 year agreement (as of Dec 2012)

Shared services agreement

Shared services (mostly back office and call center) provided by GOL, such as accounting, legal, internal controls and audit, call center.

How the Independent Committee works?

Company's bylaws with unique mechanism which controls the relationship with controlling shareholder and provides protection to minority shareholders

Approval process for related-party transactions

Transactions that require approval by the Committee:

- Changes to the operating agreement and the miles and tickets purchase agreement
- Contracts with related parties above pre-established thresholds (R$ 5 mm)
- Transactions of advanced purchase of tickets with related parties

Independent Committee

Approved → Board of directors — **Approval requires simple majority**

Rejected → Board of directors — **Approval requires unanimity**

Public meeting with analysts and investors – APIMEC

December 7, 2015

Paulo Kakinoff
CEO

Evolution of economic indicator projections



Projections for 2015

Average dollar
R$2.60

IPCA
6.50%

Focus Report
Dec 5, 2014



+0.73%
GDP

12.38%
Average SELIC

Source: Focus Report of Dec 5, 2014

2015 domestic route network planned based on adjustments implemented since 2012...

Focus on corporate routes

Concentration on high-frequency routes

Extras flights during the high season



...but actual 2015 figures has been more challenging...


Dollar
2015 dollar
2015 average dollar
2015 average dollar projection
4.19
3.76
3.29
+26.5%
2.66
2.60
dez-14
jan-15
fev-15
mar-15
abr-15
mai-15
jun-15
jul-15
ago-15
set-15
out-15
nov-15


IPCA
2015 IPCA
2015 IPCA projection
9.93%
3.43 p.p.
7.14%
6.5%
dez-14
jan-15
fev-15
mar-15
abr-15
mai-15
jun-15
jul-15
ago-15
set-15


GDP
2015 GDP
2015 GDP projection
+0.73%
dez-14
jan-15
fev-15
mar-15
abr-15
mai-15
jun-15
jul-15
ago-15
set-15
-0.9%
3.23 p.p.
-2.5%


SELIC
2015 Selic
2015 Selic projection
14.25%
1.87 p.p.
12.38%
12.38%
dez-14
jan-15
fev-15
mar-15
abr-15
mai-15
jun-15
jul-15
ago-15
set-15
out-15

Source: Focus Report of Dec 5, 2014, the Brazilian Central Bank and IBGE

...with strong volatility and a constant deterioration

Weekly projection trends – Focus Report

Average dollar


2015 average dollar
2016 average dollar
4.09
3.39
2.75
2.60
dez-14
jan-15
fev-15
mar-15
abr-15
mai-15
jun-15
jul-15
ago-15
set-15
out-15
nov-15

IPCA


2015 IPCA
2016 IPCA
10.33%
6.05%
6.64%
5.70%
dez-14
jan-15
fev-15
mar-15
abr-15
mai-15
jun-15
jul-15
ago-15
set-15
out-15
nov-15

GDP


+1.80%
+0.73%
PIB 2015
PIB 2016
-2.01%
-3.15%
dez-14
jan-15
fev-15
mar-15
abr-15
mai-15
jun-15
jul-15
ago-15
set-15
out-15
nov-15

SELIC


SELIC 2015
SELIC 2016
14.16%
13.63%
12.38%
11.70%
dez-14
jan-15
fev-15
mar-15
abr-15
mai-15
jun-15
jul-15
ago-15
set-15
out-15
nov-15

Source: Focus weekly report between Dec 5, 2014 and Nov 30, 2015


GOL
Linhas aéreas inteligentes
How were GOL's results affected by the more adverse scenario?

Lower revenues...


PRASK
in R$ cents
YIELD
in R$ cents
(1.3%)
(2.6%)
15.5
14.1
16.4
19.3
18.2
18.3
17.9
18.6
17.1
15.6
17.7
23.0
20.9
23.6
25.8
23.9
24.4
23.1
23.6
21.9
20.3
22.5
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14
4Q14
1Q15
2Q15
3Q15

...and increased costs


Dollar
in R$ cents
CASK
in R$ cents
+55.5%
+19.2%
2.00
2.07
2.29
2.27
2.37
2.23
2.27
2.54
2.87
3.07
3.54
8.7
9.3
10.3
12.6
10.7
12.3
11.3
11.9
12.0
13.1
13.5
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14
4Q14
1Q15
2Q15
3Q15


GOL
Linhas aéreas inteligentes
How were the industry's results affected by the more adverse scenario?

Lower profits…

EBIT%



3.7
6.1
1H14
1Q15
2Q15
1H15
-11.8
-2.1
GOL
Linhas aéreas inteligentes



4.8
1H14
1Q15
2Q15
1H15
-0.5
-10.1
-2.2
Industry



3.3
1H14
1Q15
2Q15
1H15
-0.6
-6.7
-3.5
Player 3



5.6
1H14
1Q15
2Q15
1H15
-4.7
-11.7
-2.6
Player 2



0.2
7.6
2.8
1H14
1Q15
2Q15
1H15
-2.3
Player 4

Source: disclosure of results at ANAC

GOL's response to the current domestic market scenario



Reduction in domestic supply of between 5 and 7% in 4Q15


North
+4.45%
4Q14
8.80%
4Q15
Northeast
-9.46%
4Q14
24.35%
4Q15
Southeast
-6.38%
4Q14
42.62%
4Q15
Midwest
-3.42%
4Q14
14.28%
4Q15
South
-1.04%
4Q14
9.94%
4Q15

Readjustments of flights at non-peak hour per business day

Subleasing contracts extension

Lower volume of charter flights for high season

Adjustment of the domestic network to the new sector reality in 2016

Reduction in point-to-point flights

Rationalization of high-frequency routes impacted by the decline in economic activity

149.5 thousand take-offs in 1H15



4 to **6**% decline in take-offs in 1H16

Adjustment of the domestic network to the new sector reality in 2016 – Hub strategy


BSB
GRU
GIG

Higher capillarity

Increase connections with partners

Dominant in Rio de Janeiro: second largest domestic market

Improved infrastructure

Adjustment of the domestic network to the new sector reality in 2016



Reduction in destinations affected by the exchange rate devaluation (USA)

Increased frequencies to destinations with high leisure demand, e.g. Buenos Aires, with direct flights from Brazilian Northeast state capital

---

New international destinations in South America

Fleet management

GOL
Linhas aéreas inteligentes

40 owned aircraft
102 aircraft as operating leasing


PR-GXZ

Fleet management

Adjustment to the 2016 and 2017 aircraft delivery schedule:

from **15** to **4**

Lower CAPEX levels given the delivery adjustment

Optimizing the fleet movements

Term extensions with renegotiation of leasing agreements


GOL

Fleet management

Increase in aircraft subleasing during the low season.


7
2015


12
2016

Initiatives to increase revenues

Focus on growing share in the corporate segment of large companies and small and medium enterprises

Optimization of digital platforms - Airline leader in E-commerce in Brazil

Increased overseas distribution network with sales opening in more than 40 countries, enabling clients abroad buying domestic flights

Better integration with strategic partners Delta and Air France / KLM to offer products to the corporate and leisure client

Growth of ancillary sales service partner

Smiles strengthening - High value customer



Initiatives to further improve flight experience with on- board entertainment


Live TV
Pay-per-view
Movies and series
Games and audio
Flight map
WiFi Internet

Initiatives to further improve flight experience with on-board entertainment


Live TV
Pay-per-view
Movies and series
Games and audio
Flight map
WiFi Internet

First airline in Brazil and South and Central America to announce access to on-board internet

The most complete on board connectivity and entertainment platform in Latin America – including TV

Available on all the company's domestic and international flights*

*First aircraft in July/2016

Public meeting with analysts and investors – APIMEC

December 7, 2015

Edmar Lopes
CFO

Optimization of costs and expenses

Review of contracts in the maintenance, services, ramp, hotel and corporate areas, which comprise 100% of the cost structure.



Optimization of costs and expenses

GOL Linhas aéreas inteligentes

New **processes**, **tools and systems** to improve the **shift schedule of crew** and airport team members.



Optimization of costs and expenses

GOL
Linhas aéreas inteligentes



Optimization of **aircraft maintenance by changing it from phased to block**

People

Redefining the corporate structure through delayering, in line with our strategic planning

Not replacing natural turnover



Initiatives to enhance the cash position

R$1.6 billion added to cash

R$462 million
Capital increase

DELTA
FIP Volluto
GOL

US$300 million
Long-term loan

Guarantor
DELTA
Smiles shares as guarantee
Public
$300 million
Long-term loan
GOL



Initiatives to optimize debt profile by extending debenture maturities


Flow after reprofiling with the issue of the VI series
150
300
100
300
150
350
400
400
2015
2016
2017
2018
2019
IV and V Debentures
VI Debentures (new)

* in R$ million

Results impacted by the massive increase in costs due to the exchange rate devaluation

GOL
Linhas aéreas inteligentes

Quarter



Revenue
+1.1%
2,461.7
2,489.6
3Q14
3Q15



EBIT
- 143.1
12p.p. up on 2Q15
152.0
6.2%
8.9
0.4%
3Q14
3Q15



EBITDAR
- 18.4%
462.8
18.8%
377.5
15.2%
3Q14
3Q15

Year-to-date



-2.9%
7,336.4
7,126.0
9M14
9M15



- 422.7
334.3
4.6%
9M14
9M15
-1.2%
-88.4



- 29.6%
1,330.6
18.1%
937.1
13.2%
9M14
9M15

* in R$ million

3Q15 Financial Highlights

In R$ million	3Q15	3Q14	VAR.%	9M15	9M14	VAR.%
Net Revenue	2,489.6	2.461.7	1.1%	7,126.0	7,336.4	-2.9%
Costs, expenses and Eq. Income	(2,480.8)	(2,309.7)	7.4%	(7,214.4)	(7,002.1)	3.0%
EBIT	8.9	152.0	-94.2%	(88.4)	334.3	NM
EBIT Margin	*0.4%*	*6.2%*	*-5.8 p.p.*	*-1.2%*	*4.6%*	*-5.8 p.p.*
EBITDAR	377.5	462.8	-18.4%	937.1	1,330.6	-29.6%
EBITDAR Margin	*15.2%*	*18.8%*	*-3.6 p.p.*	*13.2%*	*18.1%*	*-4.9 p.p.*
Fx and monetary variation	(1,440.6)	(270.5)	432.6%	(2,009.1)	(162.6)	1,135.4%
Interest on loans	(226.5)	(150.1)	50.9%	(585.2)	(426.1)	37.4%
Other revenues and expenses	(35.5)	(14.3)	147.8%	41.7	(145.7)	NM
Income taxes	(439.9)	37.8	NM	(520.1)	(86.2)	503.7%
Net Result	(2,133.6)	(245.1)	770.4%	(3,161.2)	(486.3)	550.1%
ASK (in millions of KM)	12,321	12,201	1.0%	37,224	36,348	2.4%
Net YIELD (R$ cents)	22.54	23.15	-2.6%	21.60	23.82	-9.3%
Net PRASK (R$ cents)	17.72	17.94	-1.3%	16.81	18.17	-7.5%
Net RASK (R$ cents)	20.21	20.18	0.1%	19.14	20.18	-5.2%
CASK (R$ cents)	20.13	18.92	6.4%	19.37	19.26	0.6%
CASK ex-fuel (R$ cents)	13.45	11.29	19.2%	12.84	11.41	12.5%
End-of-period exchange rate	3.9729	2.4510	62.1%	3.9729	2.4510	62.1%
Price/liter of fuel (Jet fuel in R$)	2.13	2.45	-13.1%	2.10	2.52	-16.9%

Competitive CASK ex-fuel

CASK ex-fuel adjusted by the average stage in USD cents

GOL
Linhas aéreas inteligentes



Average Exchange Rate
2.0288
2.0576
1.9977
2.0673
2.2880
2.2735
2.3652
2.2296
2.2745
2.5437
2.8702
3.0729
3.5380

	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	3Q14	3Q14	4Q14	1Q15	2Q15	3Q15
GOL	4.8	6.1	4.4	4.5	4.5	5.5	4.5	5.5	5.0	4.6	4.2	4.3	3.8
LATAM	8.5	8.3	7.9	8.7	8.4	8.3	8.0	8.6	8.0	7.2	7.0	7.2	6.6
Southwest	5.8	5.8	5.7	5.6	5.7	5.8	6.0	58	5.9	6.0	5.9	6.0	6.1
Alaska Airlines	7.3	7.9	7.8	7.6	7.4	7.9	7.8	7.6	7.1	7.4	7.6	7.3	7.2
Copa Airlines copaair.com	5.8	5.9	5.7	5.9	6.1	6.7	5.9	6.2	6.0	5.8	5.7	5.7	5.8
jetBlue AIRWAYS	5.9	6.3	6.6	6.2	6.1	6.4	7.0	6.5	6.2	6.3	6.9	6.7	6.5

Leverage impacted by exchange rates



Debt (R$ mi)
Bank debt (US$ mi)
Financial Lease (US$ mi)
BRL/USD end of period
2.0435
2.2156
2.3426
2.2025
2.6562
3.1026
3.9729
R$1,554
US$1,780
R$1,308
US$1,935
R$1,243
US$1,855
R$1,213
US$1,904
R$1,565
US$1,758
R$1,419
US$1,779
R$1,256
US$2,072
2012
2T13
2013
2T14
2014
2Q15
3Q15

Amortization schedule ex-financial leasing

Breakdown of bank debt in BRL – 3Q15



3,073
BRL 283 mn
USD 154 mn
114
146
208
1
33
117
218
1
35
17
409
185
35
416
21
372
1,790
115
1,273
130
Cash
4Q15
1Q16
2Q16
3Q16
4Q16
2017
2018
2019
2020
2021
2022
2023
20%
80%

Total cash BRL USD in BRL

* in R$ million // **Exchange rate of 3.9729 (Ptax disclosed on 9/30/2015) for amounts in US$.

Maintaining a strong cash position

In %

R$3.1 billion in cash maintains **GOL**'s position among the most liquid airlines



42
36
36
34
31
31
28
25
23
23
20
18
16
16
15
15
14
12
12
12
9
Tiger
Westjet
Spirit
Air Asia*
GOL
IAG
Allegiant
Copa*
American
Alaska
JetBlue
Qantas*
Southwest
Avianca*
Azul*
United
LATAM*
AF / KLM
Lufthansa
AeroMéxico
Delta

* 2Q15

2015 Guidance

GOL
Linhas aéreas inteligentes

CHANGE IN DOMESTIC SUPPLY (ASK)

from 0 .... to –1%

9M15 +1.6%



AVERAGE EXCHANGE RATE (R$ / US$)

from 3.40 .... to 3.30

9M15 3.17



JET FUEL PRICE (QAV)

from 2.25 .... to 2.15

9M15 2.10



OPERATING MARGIN (EBIT)

from –2% .... to 0

9M15 –1.2%



GOL
Linhas aéreas inteligentes

TAKE-OFF VOLUME IN THE DOMESTIC MARKET

from **-4%** .... to **-6%**


GOL

Final message: Focus on recovering operating result and maintaining liquidity

Linhas aéreas inteligentes

Capacity reduction:
(i) 5 to 7% capacity reduction in the 4T15;
(ii) 4 to 6% reduction in takeoffs 1H16

Expansion of ancillary revenues beyond of actuals 11%

Cost and efficiency gains

Network improvement to maximum profitability

Fleet management with a strong reduction deliveries and increased subleasing

Strong liquidity position: R$ 3.1 billion cash

Liquidity alternatives, such as:
(i) US$ 300 million in equity in the aircraft;
(ii) Receivable not used as collateral



GOL

GOL LINHAS AÉREAS INTELIGENTES S.A.

12 Anos

Selo Assiduidade

APIMEC-SP

Ouro

2015

Q&A session

GOL
Linhas aéreas inteligentes


voegol.com
GOL
PR-GTA

Investor Relations
ri@golnaweb.com.br
+55 11 2128 4700
www.voegol.com.br/ir